UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 30 May 2022, London UK - LSE announcement

GSK announces further appointments to Designate Haleon Board

Demerger and listing of Haleon expected in July 2022

GSK plc (LSE/NYSE: GSK) has today announced the appointments of Asmita Dubey, Marie-Anne Aymerich and Bryan Supran to the Designate Haleon Board, the new independent company to be formed following the demerger of the GSK Consumer Healthcare business, expected in July 2022.

These appointments follow the appointment of Sir Dave Lewis as Non-Executive Chair Designate in December 2021 and the appointment of six directors in March 2022 and complete the formation of the Designate Haleon Board. This Board will benefit from an appropriate mix of skills, experience, and diversity to support Haleon as a listed company.

Sir Dave Lewis, Non-Executive Chair Designate, Haleon, said: "We are delighted to be welcoming Asmita, Marie-Anne, and Bryan as Non-Executive Directors to the future Haleon Board. Together they bring a strong understanding of the global consumer sector, as well as relevant innovation and Asia experience. These appointments now complete the Designate Board ahead of the demerger of Haleon from GSK in July 2022. I look forward to working with our new board colleagues."

Notes to Editors:

Creation of a new global-leading company in Consumer Healthcare

The separation of GSK Consumer Healthcare, to form Haleon, is subject to approval from shareholders and will be by way of a demerger of at least 80% of GSK's 68% holding in the Consumer Healthcare business to GSK shareholders (the Consumer Healthcare business is a Joint Venture between GSK plc (GSK) and Pfizer, Inc. (Pfizer), with GSK holding a majority controlling interest if 68% and Pfizer holding 32%). Haleon shares are expected to attain a premium listing on the London Stock Exchange with American Depositary Receipts listed on the New York Stock Exchange.

Haleon is strongly positioned to deliver better everyday health, sustainable above-market growth, and attractive returns to shareholders.

You can find out more here: https://www.gsk.com/en-gb/investors/a-new-consumer-healthcare-company/

Further to today's announcement, the complete Designate Haleon Board is as follows:

●           Sir Dave Lewis**, Non-Executive Chair
●           Brian McNamara, Chief Executive Officer
●           Tobias Hestler, Chief Financial Officer
●           Marie-Anne Aymerich*, Non-Executive Director
●           Manvinder Singh (Vindi) Banga*, Senior Independent Non-Executive Director
●           Tracy Clarke*, Non-Executive Director
●           Dame Vivienne Cox*, Non-Executive Director
●           Asmita Dubey*, Non-Executive Director
●           Deirdre Mahlan*, Non-Executive Director
●           Bryan Supran*, Non-Executive Director (Pfizer nominee)
●           John Young*, Non-Executive Director (Pfizer nominee)

* Indicates those persons who will become directors on Admission.
**Sir Dave Lewis was appointed as a director of the company on 23 May 2022. His appointment as Non-Executive Chair takes effect on Admission.

Appointment and selection process

An extensive search and selection process has been conducted for Non-Executive appointments, including use of an external search firm, which is a signatory of the Voluntary Code of Conduct for Executive Search Firms. The external search firm provided a diverse list of candidates who were approached, evaluated, and interviewed, against an agreed set of criteria, to identify the most suitable candidates for appointment.

Asmita Dubey and Marie-Anne Aymerich are expected to be determined to be independent Non-Executive Directors of Haleon.

Bryan Supran has been nominated by Pfizer and will become a Non-Executive Director.

Each Non-Executive Director will have a Letter of Appointment and details of their fees will be provided in the Prospectus published before demerger.

All appointments announced today will become effective from the demerger.

Biographical details

Asmita Dubey

Asmita has over 25 years of experience working in consumer businesses. She has worked at L'Oréal Group (L'Oréal) since 2013 and is currently Chief Digital and Marketing Officer and a member of the L'Oréal Executive Committee. Asmita brings extensive expertise of marketing in the digital age and is leading L'Oréal on a digital transformation journey to evolve the marketing models, adopt new data-driven solutions, and accelerate emerging business models for the largest beauty company in the world. Asmita also brings strong experience working in China where she strengthened L'Oréal's digital footprint in the region, built L'Oréal's first joint-business partnerships with Alibaba Group and Tencent Holdings Ltd and established a broader start-up ecosystem. In addition to her executive career, Asmita served on the GSK Consumer Healthcare Digital Advisory Board.

Marie-Anne Aymerich

Marie-Anne has had a successful 30+ year international career spanning the consumer and luxury sectors, growing businesses, and shaping brands through innovation and creativity. Most recently, Marie-Anne led the worldwide Oral Care category at Unilever PLC where she developed a portfolio of new premium brands. Prior to that Marie-Anne was Brand General Manager of LVMH Group's (LVMH) Dior Perfume and Beauty business where she was responsible for strategy, brand equity, innovation, advertising, and digital. Before joining LVMH, Marie-Anne was Managing Director for Unilever's Home and Personal Care business in France. Marie-Anne is a non-executive director of Pierre Fabre Group and is a Trustee of The Academy of Saint Martin in the Fields.

Bryan Supran

Bryan brings considerable corporate, strategic and business development experience from over 25 years as a leading corporate and transactional attorney across consumer healthcare, pharmaceutical and life sciences. Since 2015, Bryan has served as Senior Vice President & Deputy General Counsel of Pfizer, a role that includes counselling management and the Board of Directors on strategic initiatives and business development transactions, such as Pfizer's COVID-19 vaccine collaboration with BioNTech SE, the successful split-off of its animal health business as Zoetis Inc., and the joint venture with GSK (of which he is a director) to create the premier global consumer healthcare business that will become Haleon. Bryan's role also has included leadership of Pfizer's intellectual property and international legal teams, as well as legal support for Pfizer's R&D and manufacturing organizations. Previously, Bryan practiced law at Ropes & Gray LLP in Boston and New York, where he helped establish the firm's life sciences practice.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Emma White	+44 (0) 7823 523562	(Consumer)
	Rakesh Patel	+44 (0) 7552 484646	(Consumer)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q1 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 30, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc